acaap2011.txt

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print
or type.

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1.   Name and address of issuer:

        American Century Asset Allocation Portfolios, Inc.
        4500 Main Street
        Kansas City, Missouri 64111

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2.   The name of each series or class of securities for which this
        Form is filed (If the Form is being filed for all series and
        classes of securities of the issuer, check the box but do not
        list series or classes):   [X]

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3.   Investment Company Act File Number: 811-21591

        Securities Act File Number: 333-116351

4(a).   Last day of fiscal year for which this form is filed:

        July 31, 2011

4(b).   [ ] Check box if this Form is being filed late (i.e., more
            than 90 calendar days after the end of the issuer's
            fiscal year).   (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the
registration fee due.

4(c).   [ ] Check box if this is the last time the issuer will be
            filing this Form.

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5.   Calculation of registration fee:

        (i)   Aggregate sale price of securities sold during the
                fiscal year pursuant to section 24(f):

                                        $2,974,698,714

        (ii)   Aggregate price of securities redeemed or
                repurchased during the fiscal year:

                                                $1,596,396,687

   (iii)   Aggregate price of securities redeemed or
           repurchased during any prior fiscal year ending no
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:
                                                $0

   (iv)   Total available redemption credits
           [add Items 5(ii) and 5(iii)]:

                                                $1,596,396,687

   (v)   Net sales - if Item 5(i) is greater than Item 5(iv)
           [subtract Item 5(iv) from Item 5(i)]:

                                                $1,378,302,027

   (vi)   Redemption credits available for use in future years
           -if Item 5(i) is less than Item 5(iv) [subtract Item
           5(iv) from Item 5(i)]:

                                                $0

   (vii)   Multiplier for determining registration fee (See
           Instruction C.9):

                                                x0.0001146

   (viii) Registration fee due [multiply Item 5(v) by Item
           5(vii)] (enter "0" if no fee is due):

                                                =$157,953.41

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6.   Prepaid Shares

        If the response to item 5(i) was determined by deducting an
        amount of securities that were registered under the
        Securities Act of 1933 pursuant to rule 24e-2 as in effect
        before October 11, 1997, then report the amount of securities
        (number of shares or other units) deducted here: _____.

        If there is a number of shares or other units that were registered
        pursuant to rule 24e-2 remaining unsold at the end of the
        fiscal year for which this form is filed that are available
        for use by the issuer in future fiscal years, then state
        that number here: _____.

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7.   Interest due - if this Form is being filed more than 90 days
      after the end of the issuer's fiscal year (see Instruction D):

                                        +N/A

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8.   Total of the amount of the registration fee due plus any
      interest due [line 5(viii) plus line 7]:

                                        =$157,953.41

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9.   Date the registration fee and any interest payment was sent to
      the Commission's lockbox depository: October 14, 2011.

      Method of Delivery:

      [X]   Wire Transfer
      [ ]   Mail or other means

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                            SIGNATURES

This report has been signed below by the following persons on behalf
of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)* /s/ Robert J. Leach

                          Robert J. Leach, Vice President

Date: October 10, 2011
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*Please print the name and title of the signing officer below the
signature.

SEC 2393 (9-97)